Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

December 3, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Security and Exchange Commission
Washington, DC 20549
Mail Stop 3720

RE: Request for Acceleration Effectiveness of Registration

Dear Sir,

Executive English Institute, Inc. hereby requests that its registration statement on Form S-1, File No. 333-158528 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective at 11:00 am EST on December 8, 2009, as assumed or thereafter as practical.

The company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to the delegated authority , in declaring the filing effective, does not relieve the company from its full responsibly for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Steve Rudish
Steve Rudish, President
Executive English Institute, Inc.